Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(In millions)	2012	2013	2014	2015	2016
Computation of Earnings:
Pre-tax earnings from continuing operations, excluding equity in earnings of unconsolidated affiliates	$255.0	$300.0	$287.2	$479.8	$180.9
Plus: Fixed charges	19.6	32.5	87.0	125.8	147.2
Plus: Amortization of capitalized interest	0.1	0.1	0.1	0.1	0.1
Plus: Distributed earning from equity investees	1.8	3.1	3.6	6.9	17.5
Earnings	$276.5	$335.7	$377.9	$612.6	$345.7
Fixed Charges:
Interest expense and amortization of deferred financing costs on all indebtedness	$16.9	$29.5	$83.3	$121.5	$142.4
Estimate of interest component of rental expenses	2.7	3.0	3.7	4.3	4.8
Fixed charges	19.6	32.5	87.0	125.8	147.2
Preferred distributions	—	—	7.5	15.1	15.1
Total combined fixed charges and preferred distributions	$19.6	$32.5	$94.5	$140.9	$162.3
Ratio of earnings to fixed charges	14.1x	10.3x	4.0x	4.3x	2.1x

(1)
On December 1, 2016 AmSurg Corp. and Envision Healthcare Holdings, Inc. (EHH) completed the merger of their respective businesses. Accordingly, results of the combined entity only include EHH for the period December 1, 2016 through December 31, 2016. Pre-tax earnings from continuing operations, excluding equity in earnings of unconsolidated affiliates for the year ended December 31, 2016 includes $80.0 million of transaction costs, $30.3 million of debt extinguishment costs and $221.3 million of impairment charges resulting from the merger with EHH.